UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q2016 consolidated results
2.	4Q16 Consolidated Earnings Results

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first, second, third and fourth quarter of 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Bogotá, March 27th, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 458.4 billion for 4Q16 versus a Ps 613.9 billion figure reported for 3Q16. ROAE for the quarter was 11.9% and ROAA for the quarter was 1.5%.

The following are the main highlights of our 4Q16 results under IFRS:

•	Attributable net income for the year was Ps 2,139.9 billion or 96 pesos per share, 4.8% more than the result of 2015. Excluding the one-time attributable wealth tax payment, attributable net income for the year was Ps 2,318.7 billion or 104 pesos per share. Attributable net income for the quarter was Ps 458.4 billion pesos or 21 pesos per share. This quarter’s attributable net income was negatively impacted by relevant impairment expenses on loans and investments that will be explained in detail in the presentation.

•	During 2016, our total gross loans, excluding interbank and overnight funds, grew by 7.2%, or 8.7% excluding exchange rate movements. Most of this growth occurred during the last quarter when gross loans grew by 5.2%. During the year commercial loans’ growth was negatively impacted as many borrowers placed on hold their loan applications until the uncertainty surrounding the fiscal reform was removed, which only happened on December 31st. In general, loan growth was driven by consumer loans and by mortgages.

•	Deposits grew by 5.8% in the last twelve months, or 7.3% in absence of the year’s exchange rate movements. Deposits grew by 5.7% in the quarter, outpacing the growth of our loan book during the period.

•	The ratio of Deposits to Net Loans closed at 0.95x in December 31, 2016, unchanged when compared with this same ratio on September 30, 2016 and only slightly changed when compared to this same ratio (0.96x) at the end of December 31, 2015.

•	Our liquidity position remains strong when measured by cash and cash equivalents to deposits, which closed the year at 15.4%, slightly less than the 16.1% observed at September 30, 2016.

•	Because, for purposes of calculating our NIM’s, 5% of our total funding is more expensive funding obtained by the non-financial sector subsidiaries mainly of Corficolombiana while our earning assets are almost exclusively the banks’ assets, starting this quarter, we will add to our regular presentation an additional breakout to distinguish the financial sector NIM from the consolidated NIM; as in the past, consolidated NIM includes earning assets and funding costs for both our financial and non-financial subsidiaries. This additional information also helps to track the impact of Central Bank rate movements in our core business.

•	In 2016 we saw the NIM on Loans of our financial sector expanding by close to 30 bps from 6.6% to 6.9% partly as a result of a 243 bps increase in the average Central Bank rate from 4.7% during 2015 to 7.1% during 2016. Total NIM for our financial sector was 5.9% during 2016 versus 5.7% in 2015, largely due to a substantial decrease in the NIM on investments (financial sector), which decreased from 1.5% in 2015 to 0.7% in 2016.

•	Our consolidated NIM on Loans (financial and non-financial sectors) was 6.6% in 2016 versus 6.3% in 2015; our consolidated NIM on investments (financial and non-financial sectors) was 0.6% in 2016 versus 1.3% in 2015. Our consolidated Total NIM was 5.6% in 2016 versus 5.4% in 2015. The 30 bps difference between the NIMs of our consolidated results and the NIMs of our financial sector subsidiaries mainly reflect the impact of the more expensive funding obtained by our non-financial consolidated subsidiaries, such as Promigas and our toll road concessions. This funding is usually of a much larger tenor.

•	Cost of risk for 2016 was 2.1% before recoveries and 1.9% after recoveries. These figures compare to 1.7% and 1.5% in 2015, and were affected by: i) the general slowdown of the Colombian economy, ii) the Ps 86 billion impairment of the loans to Pacific Rubiales and the Ps 49 billion impairment to the loans to Electricaribe and mass transportation companies (SITP) in Bogotá. The Ps 49 billion impairments were both booked in the last quarter of 2016. In absence of these provisions, our cost of risk for 2016 would have been 2.0% (gross of recoveries) and 1.8% (net of recoveries).

•	Fee Income as a percentage of total operating income remained strong during 2016 at 26.3%, slightly improving when compared to the 26.1% observed during 2015.

•	Our consolidated efficiency ratio, measured as cost to income, was 47.3% in 2016, slightly improving from the 47.6% for 2015. During 4Q2016 we saw a spike in our efficiency ratio due to an increase in IT and marketing expenses in connection with our banks’ digital banking strategies as well as expenses in Central America associated with the sale of BAC’s credit card operation in Mexico.

•	As of December 31, 2016, all our banks showed appropriate Tier 1 capital ratios (between 9.0% and 10.3%), levels with which we feel comfortable to support expected growth during this year.

•	During 2016, excluding the effect of the wealth tax, our return on average assets and our return on average equity were 1.7% and 15.5%; including this non-recurrent expense our figures would have been 1.6% and 14.3%.

2

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Cash and cash equivalents	22,285.0	21,913.1	22,193.0	1.3%	-0.4%
Total financial assets held for trading through profit or losses	5,608.2	4,946.4	4,593.7	-7.1%	-18.1%
Total available for sale financial assets	19,684.9	17,698.9	18,392.5	3.9%	-6.6%
Investments held to maturity	2,395.3	2,388.6	2,570.5	7.6%	7.3%
Other financial assets at fair value through profit or losses	1,891.7	2,022.2	2,072.7	2.5%	9.6%
Total loans and receivables, net	141,827.7	143,291.8	150,898.7	5.3%	6.4%
Tangible assets	6,514.0	6,836.5	6,559.5	-4.1%	0.7%
Goodwill	7,056.0	6,635.4	6,824.9	2.9%	-3.3%
Concession arrangements rights	2,390.7	2,453.4	2,805.3	14.3%	17.3%
Other assets	7,025.8	8,185.3	7,162.8	-12.5%	2.0%
Total assets	216,679.3	216,371.4	224,073.7	3.6%	3.4%
Derivative instruments held for trading	1,143.2	895.0	640.7	-28.4%	-44.0%
Deposits from clients at amortized cost	135,954.6	136,157.3	143,887.1	5.7%	5.8%
Interbank borrowings and overnight funds	9,474.9	9,656.7	6,315.7	-34.6%	-33.3%
Borrowings from banks and others	18,750.6	15,704.2	17,906.6	14.0%	-4.5%
Bonds	16,567.1	17,340.5	18,568.2	7.1%	12.1%
Borrowings from development entities	2,506.6	2,664.8	2,725.7	2.3%	8.7%
Other liabilities	9,375.9	10,173.1	9,370.5	-7.9%	-0.1%
Total liabilities	193,773.0	192,591.6	199,414.5	3.5%	2.9%
Equity attributable to owners of the parent company	14,567.6	15,150.5	15,601.6	3.0%	7.1%
Non-controlling interests	8,338.7	8,629.4	9,057.7	5.0%	8.6%
Total equity	22,906.3	23,779.8	24,659.2	3.7%	7.7%
Total liabilities and equity	216,679.3	216,371.4	224,073.7	3.6%	3.4%

Consolidated Statement of income	4Q15	3Q16	4Q16	Δ
Interest income	3,860.3	4,506.7	4,620.1	2.5%	19.7%
Interest expense	1,609.1	2,182.2	2,305.5	5.6%	43.3%
Net interest income	2,251.2	2,324.4	2,314.6	-0.4%	2.8%
Impairment loss on loans and accounts receivable	615.0	695.7	861.9	23.9%	40.1%
Impairment loss on other financial assets	13.7	7.2	28.4	N.A.	106.9%
Recovery of charged-off assets	(55.6)	(71.0)	(108.8)	53.3%	95.8%
Impairment loss on financial assets, net	573.2	631.9	781.5	23.7%	36.3%
Net income from commissions and fees	1,034.9	1,055.6	1,121.8	6.3%	8.4%
Net trading income	236.7	153.2	237.7	55.2%	0.4%
Net income from financial instruments designated at fair value	38.3	43.5	50.5	16.1%	31.9%
Total other income (expense)	610.2	574.0	574.7	0.1%	-5.8%
Total other expenses	2,002.4	2,017.1	2,198.7	9.0%	9.8%
Income before income tax expense	1,595.7	1,501.7	1,319.2	-12.2%	-17.3%
Income tax expense	443.6	537.1	476.6	-11.3%	7.4%
Income from continued operations	1,152.1	964.7	842.5	-12.7%	-26.9%
Income from discontinued operations	-	0.1	0.0	-96.7%	N.A
Net income before non-controlling interest	1,152.1	964.6	842.5	-12.7%	-26.9%
Non-controlling interest	458.7	350.6	384.1	9.6%	-16.3%
Net income attributable to the owners of the parent company	693.4	613.9	458.4	-25.3%	-33.9%

Key ratios	4Q15	3Q16	4Q16	YTD 2015	YTD 2016
Net Interest Margin(1)	5.5%	5.6%	5.4%	5.4%	5.4%
Net Interest Margin (including net trading income)(1)	5.4%	5.8%	5.5%	5.4%	5.6%
Efficiency ratio(2)	47.1%	45.9%	52.1%	47.6%	47.3%
ROAA(3)	2.2%	1.8%	1.5%	1.7%	1.6%
ROAE(4)	19.6%	16.2%	11.9%	14.7%	14.3%

30 days PDL / Total loans and leases (5)	2.7%	3.1%	3.0%	2.7%	3.0%
Provision expense / Average loans and leases (6)	1.8%	1.9%	2.3%	1.7%	2.1%
Allowance / 30 days PDL (5)	0.99	0.91	0.95	0.99	0.95
Allowance / Total loans and leases	2.6%	2.8%	2.8%	2.6%	2.8%
Charge-offs / Average loans and leases (6)	0.8%	1.4%	1.7%	1.3%	1.6%

Total loans and leases, net / Total assets	65.5%	66.2%	67.3%	65.5%	67.3%
Deposits / Total loans and leases, net	95.9%	95.0%	95.4%	95.9%	95.4%
Equity / Assets	10.6%	11.0%	11.0%	10.6%	11.0%
Tangible equity ratio (7)	7.3%	7.9%	7.9%	7.3%	7.9%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,090.0	1,240.0	1,180.0	1,090.0	1,180.0
Preferred share price (EoP)	1,090.0	1,260.0	1,215.0	1,090.0	1,215.0
BV/ EoP shares in Ps.	653.8	680.0	700.2	653.8	700.2
EPS	31.1	27.6	20.6	91.6	96.0

P/E (8)	8.8	11.4	14.8	11.9	12.7
P/BV (8)	1.7	1.9	1.7	1.7	1.7

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of December 31st, 2016 totaled Ps 224,073.7 billion showing an increase of 3.4% versus December 31st, 2015, and 3.6% versus September 30th 2016. Growth in assets was mainly driven by a 6.4% year over year growth in total loans and receivables, net to Ps 150,898.7 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 4.9% versus December 31st, 2015 and 2.4% versus September 30th, 2016 and for the total loans and receivables, net growth would have been 7.9% and 4.1%, respectively.

1.1 Loans and receivables

Total gross loans and leases operations and receivables portfolio increased by 6.6% between December 31st, 2016 and December 31st, 2015 to Ps 155,160.2 billion (8.1% excluding FX) mainly driven by (i) a 11.1% increase in Consumer loans and leases to Ps 46,928.0 billion (13.0% excluding FX), (ii) a 9.4% increase in Mortgage and housing leases to Ps 14,683.5 billion (12.9% excluding FX), and (iii) a 4.9% increase in Commercial loans and leases to Ps 89,579.6 billion (5.9% excluding FX).

Allowance for impairment of loans and receivables was Ps 4,261.4 billion as of December 31st, 2016 taking net loans and receivables to Ps 150,898.7 billion, 6.4% higher than in December 31st, 2015.

Total loans and receivables, net	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Loans and receivables
Commercial loans and leases	85,413.2	85,071.5	89,579.6	5.3%	4.9%
Consumer loans and leases	42,230.5	44,663.3	46,928.0	5.1%	11.1%
Mortgages and housing leases	13,418.1	13,937.3	14,683.5	5.4%	9.4%
Microcredit loans and leases	399.3	396.9	399.4	0.6%	0.0%
Loans and receivables	141,461.0	144,069.1	151,590.6	5.2%	7.2%
Interbank & overnight funds	4,085.0	3,247.3	3,569.6	9.9%	-12.6%
Total loans and leases operations and receivables portfolio	145,546.0	147,316.3	155,160.2	5.3%	6.6%
Allowance for impairment of loans and receivables	(3,718.3)	(4,024.6)	(4,261.4)	5.9%	14.6%
Allowance for impairment of commercial loans	(1,874.6)	(1,906.7)	(2,028.4)	6.4%	8.2%
Allowance for impairment of consumer loans	(1,681.8)	(1,927.6)	(2,026.3)	5.1%	20.5%
Allowance for impairment of mortgages	(112.7)	(131.0)	(143.6)	9.6%	27.4%
Allowance for impairment of microcredit loans	(49.2)	(59.2)	(63.1)	6.6%	28.3%
Total loans and receivables, net	141,827.7	143,291.8	150,898.7	5.3%	6.4%

4

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per entity. During 2016, Banco Popular showed the highest growth rate within our banking operation in Colombia.

Gross loans / Bank ($)	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Banco de Bogotá	94,475.3	94,331.8	99,541.3	5.5%	5.4%
Domestic(1)	51,546.7	52,882.8	54,676.1	3.4%	6.1%
Central America	42,928.6	41,449.0	44,865.2	8.2%	4.5%
Banco de Occidente	26,420.7	26,795.2	27,446.1	2.4%	3.9%
Banco Popular	14,673.8	16,293.3	16,540.6	1.5%	12.7%
Banco AV Villas	8,847.2	9,133.7	9,409.7	3.0%	6.4%
Corficolombiana(1)	1,785.9	1,822.3	3,207.5	76.0%	79.6%
Eliminations	(656.9)	(1,060.0)	(985.1)	-7.1%	50.0%
Total Grupo Aval	145,546.0	147,316.3	155,160.2	5.3%	6.6%

Gross loans / Bank (%)	4Q15	3Q16	4Q16

Banco de Bogotá	64.9%	64.0%	64.2%
Domestic(1)	35.4%	35.9%	35.2%
Central America	29.5%	28.1%	28.9%
Banco de Occidente	18.2%	18.2%	17.7%
Banco Popular	10.1%	11.1%	10.7%
Banco AV Villas	6.1%	6.2%	6.1%
Corficolombiana(1)	1.2%	1.2%	2.1%
Eliminations	-0.5%	-0.7%	-0.6%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total gross loans of Grupo Aval, 71.1% are domestic and 28.9% are foreign (reflecting the Central American operations). Total foreign gross loans grew 4.5% during the past 12 months and by 8.2% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 9.7% and 3.9%, respectively.

Gross loans	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Domestic
Commercial loans and leases	67,810.2	68,697.9	71,708.8	4.4%	5.7%
Consumer loans and leases	27,091.6	29,668.5	30,564.5	3.0%	12.8%
Mortgages and housing leases	4,758.4	5,450.5	5,725.9	5.1%	20.3%
Microcredit loans and leases	399.3	396.9	399.4	0.6%	0.0%
Interbank & overnight funds	2,557.9	1,653.6	1,896.3	14.7%	-25.9%
Total domestic loans	102,617.4	105,867.4	110,295.0	4.2%	7.5%
Foreign
Commercial loans and leases	17,602.9	16,373.6	17,870.8	9.1%	1.5%
Consumer loans and leases	15,139.0	14,994.8	16,363.5	9.1%	8.1%
Mortgages and housing leases	8,659.7	8,486.9	8,957.6	5.5%	3.4%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	1,527.1	1,593.7	1,673.3	5.0%	9.6%
Total foreign loans	42,928.6	41,449.0	44,865.2	8.2%	4.5%
Total loans and leases operations and receivables portfolio	145,546.0	147,316.3	155,160.2	5.3%	6.6%

(1) Pro-forma figures for 4Q15 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá. 4Q16 reflects the start of operations in Promigas (consolidated) of two projects that are accounted as financial leases, the Ps 1,145.7 billion (US$ 381.8 million) LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) and the Ps 73.8 billion (US$24.6 million) BOMT gas treatment plant project signed with Canacol Energy Ltd.

5

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

The ratio of 30 days PDL to total loans closed 4Q16 in 3.0% compared to the 3.1% in 3Q16. The ratio of 90 days PDL to total loans was 2.0% for 4Q16 and 1.9% for 3Q16. Finally, the ratio of CDE Loans to total loans was 4.5% in 4Q16 and 4.1% in 3Q16.

Grupo Aval’s coverage of its 90 days PDL remained stable at 1.4x for 4Q16 and 3Q16, down from 1.6x in 4Q15. Allowance to CDE Loans was 0.6x for 4Q16 and 0.7x for 3Q16, and allowance to 30 days PDL was 1.0x for 4Q16 and 0.9x for 3Q16. Impairment loss, net of recoveries of charged off assets to average total loans was 2.0% in 4Q16 versus 1.7% in 3Q16. Charge-offs to average total loans was 1.7% in 4Q16, 1.4% in 3Q16 and 0.9% in 4Q15.

Total loans and leases operations and receivables portfolio	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
''A'' normal risk	132,360.6	134,098.8	140,895.0	5.1%	6.4%
''B'' acceptable risk	3,054.9	3,997.1	3,939.0	-1.5%	28.9%
''C'' appreciable risk	3,393.2	2,832.2	3,438.6	21.4%	1.3%
''D'' significant risk	1,662.2	2,039.6	2,177.0	6.7%	31.0%
''E'' unrecoverable	990.1	1,101.3	1,141.0	3.6%	15.2%
Loans and receivables	141,461.0	144,069.1	151,590.6	5.2%	7.2%
Interbank and overnight funds	4,085.0	3,247.3	3,569.6	9.9%	-12.6%
Total loans and leases operations and receivables portfolio	145,546.0	147,316.3	155,160.2	5.3%	6.6%

CDE Loans	6,045.5	5,973.1	6,756.6
30 Days Past Due Loans	3,760.6	4,432.3	4,483.7
90 Days Past Due Loans	2,354.4	2,782.9	2,962.0

CDE loans / Total loans (*)	4.3%	4.1%	4.5%
30 Days PDL / Total loans (*)	2.7%	3.1%	3.0%
90 Days PDL / Total loans (*)	1.7%	1.9%	2.0%

Allowance for impairment / CDE loans	0.6	0.7	0.6
Allowance for impairment / 30 Days PDL	1.0	0.9	1.0
Allowance for impairment / 90 Days PDL	1.6	1.4	1.4
Allowance for impairment / Total loans (*)	2.6%	2.8%	2.8%

Impairment loss / CDE loans	0.4	0.5	0.5
Impairment loss / 30 Days PDL	0.7	0.6	0.8
Impairment loss / 90 Days PDL	1.0	1.0	1.2
Impairment loss / Average total loans (*)	1.8%	1.9%	2.3%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.6%	1.7%	2.0%

Charge-offs / Average total loans (*)	0.8%	1.4%	1.7%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

1.2 Financial assets held for investment

Total financial assets held for investment decreased 6.6% to Ps 27,629.4 billion between December 31st, 2015 and December 31st, 2016, and increased by 2.1% versus September 30th, 2016. Ps 22,577.1 billion of our total gross portfolio is invested in debt securities, which decreased by 7.6% between December 31st, 2015 and December 31st, 2016 and increased by 4.5% since September 30th, 2016. Ps 2,477.4 billion of total gross investment securities is invested in equity securities, which increased by 11.7% between December 31st, 2015 and December 31st, 2016 and decreased by 6.4% versus September 30th, 2016.

The average yield on our fixed income investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 5.6% for both 4Q16 and 3Q16 and 4.8% in 4Q15.

Financial assets held for investment	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Debt securities	3,061.9	2,262.8	2,343.9	3.6%	-23.4%
Equity securities	1,521.3	1,891.1	1,747.6	-7.6%	14.9%
Derivative instruments	1,025.0	792.5	502.2	-36.6%	-51.0%
Total financial assets held for trading through profit or losses	5,608.2	4,946.4	4,593.7	-7.1%	-18.1%
Debt securities	18,987.4	16,944.1	17,662.7	4.2%	-7.0%
Equity securities	697.6	754.8	729.8	-3.3%	4.6%
Total available for sale financial assets	19,684.9	17,698.9	18,392.5	3.9%	-6.6%
Investments held to maturity	2,395.3	2,388.6	2,570.5	7.6%	7.3%
Other financial assets at fair value through profit or losses	1,891.7	2,022.2	2,072.7	2.5%	9.6%
Total financial assets held for investment	29,580.1	27,056.0	27,629.4	2.1%	-6.6%

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

1.3 Cash and Cash Equivalents

As of December 31st, 2016 cash and balances at central bank had a balance of Ps 22,193.0 billion showing a decrease of 0.4% versus December 31st, 2015 and an increase of 1.3% versus September 30th, 2016 (1.6% increase and 0.1% decrease excluding FX).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2016 reached Ps 10,365.3 billion, increasing by 3.0% versus December 31st, 2015 and by 5.7% versus September 30th, 2016.

Goodwill as of December 31st, 2016 was Ps 6,824.9 billion, decreasing by 3.3% versus December 31st, 2015 and increasing by 2.9% versus September 30th, 2016. The increase in the quarter was driven by the depreciation of the Colombian peso.

Other intangibles, defined as “concession arrangement rights”, reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of December 31st, 2016 funding represented 95.0% of total liabilities and other liabilities represented 5.0%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 189,403.3 billion as of December 31st, 2016 showing an increase of 3.4% versus December 31st, 2015 and an increase of 4.3% versus September 30th, 2016 (4.8% increase and 3.2% increases excluding FX). Total deposits represented 76.0% of total funding as of the end of 4Q16, 75.0% for 3Q16 and 74.2% for 4Q15.

Average cost of funds was 5.0% in 4Q16, 4.8% in 3Q16 and 3.6% in 4Q15. The trend in the average cost of funds resulted from an increasing interest rate environment, an increase in average duration and a change in deposit mix.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

2.1.1 Deposits

Deposits from clients at amortized cost	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Checking accounts	17,191.3	13,707.6	13,134.6	-4.2%	-23.6%
Other deposits	448.5	432.6	328.8	-24.0%	-26.7%
Non-interest bearing	17,639.8	14,140.2	13,463.4	-4.8%	-23.7%
Checking accounts	16,239.3	14,591.4	21,843.6	49.7%	34.5%
Time deposits	51,777.4	58,355.2	58,006.1	-0.6%	12.0%
Savings deposits	50,298.1	49,070.6	50,573.9	3.1%	0.5%
Interest bearing	118,314.8	122,017.2	130,423.7	6.9%	10.2%
Deposits from clients at amortized cost	135,954.6	136,157.3	143,887.1	5.7%	5.8%

Of our total deposits as of December 31st, 2016 checking accounts represented 24.3%, time deposits 40.3%, savings accounts 35.1%, and other deposits 0.2%.

The following table shows the deposits composition by bank. Just as in the case of our loan portfolio , the highest growth in deposits came from Banco Popular.

Deposits / Bank ($)	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Banco de Bogotá	88,811.9	86,855.3	93,676.7	7.9%	5.5%
Domestic	49,787.2	50,195.9	53,783.3	7.1%	8.0%
Central America	39,024.7	36,659.4	39,893.4	8.8%	2.2%
Banco de Occidente	23,890.9	23,791.3	24,176.1	1.6%	1.2%
Banco Popular	12,605.3	14,294.2	14,733.4	3.1%	16.9%
Banco AV Villas	8,958.5	9,476.9	9,706.1	2.4%	8.3%
Corficolombiana	4,085.3	3,958.7	3,846.8	-2.8%	-5.8%
Eliminations	(2,397.3)	(2,219.1)	(2,251.9)	1.5%	-6.1%
Total Grupo Aval	135,954.6	136,157.3	143,887.1	5.7%	5.8%

Deposits / Bank (%)	4Q15	3Q16	4Q16
Banco de Bogotá	65.3%	63.8%	65.1%
Domestic	36.6%	36.9%	37.4%
Central America	28.7%	26.9%	27.7%
Banco de Occidente	17.6%	17.5%	16.8%
Banco Popular	9.3%	10.5%	10.2%
Banco AV Villas	6.6%	7.0%	6.7%
Corficolombiana	3.0%	2.9%	2.7%
Eliminations	-1.8%	-1.6%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2016 borrowings from banks and other totaled Ps 20,632.3 billion, showing a 2.9% decrease versus December 31st, 2015 and an increase of 12.3% versus September 30th, 2016. Excluding FX, borrowings from banks and other decreased 0.6% versus 4Q15 and increased 9.7% versus 3Q16.

2.1.3 Bonds

Total bonds as of December 31st, 2016 totaled Ps 18,568.2 billion showing an increase of 12.1% versus December 31st, 2015 and 7.1% versus September 30th, 2016. Excluding FX, bonds grew 12.5% versus 4Q15 and 6.8% versus 3Q16.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of December 31st, 2016 non-controlling interest was Ps 9,057.7 billion which increased by 8.6% versus December 31st, 2015. Total non-controlling interest slightly increased from 36.4% of total equity on December 31st, 2015 to 36.7% for December 31st, 2016. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Banco de Bogotá	68.7%	68.7%	68.7%	-	1
Banco de Occidente	72.3%	72.3%	72.3%	-	2
Banco Popular	93.7%	93.7%	93.7%	-	1
Banco AV Villas	79.9%	79.9%	79.9%	-	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	1
Porvenir (2)	75.7%	75.7%	75.7%	-	1
Corficolombiana (3)	44.4%	44.5%	44.5%	-	10
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana through the acquisition of 20.008.260 common shares (9.3% of shares outstanding) of Corficolombiana from Banco de Occidente in December 17, 2014 and further acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2016 was Ps 15,601.6 billion, showing an increase of 7.1% versus December 31st, 2015 and 3.0% versus September 30th, 2016.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to shareholders for 4Q16 of Ps 458.4 billion shows a 33.9% decrease versus 4Q15 and 25.3% versus 3Q16.

Consolidated Statement of income	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Interest income	3,860.3	4,506.7	4,620.1	2.5%	19.7%
Interest expense	1,609.1	2,182.2	2,305.5	5.6%	43.3%
Net interest income	2,251.2	2,324.4	2,314.6	-0.4%	2.8%
Impairment loss on loans and accounts receivable	615.0	695.7	861.9	23.9%	40.1%
Impairment loss on other financial assets	13.7	7.2	28.4	N.A.	106.9%
Recovery of charged-off assets	(55.6)	(71.0)	(108.8)	53.3%	95.8%
Impairment loss on financial assets, net	573.2	631.9	781.5	23.7%	36.3%
Net income from commissions and fees	1,034.9	1,055.6	1,121.8	6.3%	8.4%
Net trading income	236.7	153.2	237.7	55.2%	0.4%
Net income from financial instruments designated at fair value	38.3	43.5	50.5	16.1%	31.9%
Total other income (expense)	610.2	574.0	574.7	0.1%	-5.8%
Total other expenses	2,002.4	2,017.1	2,198.7	9.0%	9.8%
Income before income tax expense	1,595.7	1,501.7	1,319.2	-12.2%	-17.3%
Income tax expense	443.6	537.1	476.6	-11.3%	7.4%
Income from continued operations	1,152.1	964.7	842.5	-12.7%	-26.9%
Income from discontinued operations	-	0.1	0.0	-96.7%	N.A
Net income before non-controlling interest	1,152.1	964.6	842.5	-12.7%	-26.9%
Non-controlling interest	458.7	350.6	384.1	9.6%	-16.3%
Net income attributable to the owners of the parent company	693.4	613.9	458.4	-25.3%	-33.9%

1. Net Interest Income

Net interest income	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Interest income
Commercial	1,586.2	2,116.2	2,034.8	-3.8%	28.3%
Interbank and overnight funds	39.3	19.1	95.2	N.A.	142.4%
Consumer	1,658.0	1,846.3	1,967.6	6.6%	18.7%
Mortgages and housing leases	259.3	279.2	296.6	6.2%	14.4%
Microcredit	29.6	29.5	29.7	0.4%	0.1%
Loan portfolio interest	3,572.4	4,290.3	4,423.9	3.1%	23.8%
Interests on investments in debt securities	287.9	216.3	196.2	-9.3%	-31.8%
Total interest income	3,860.3	4,506.7	4,620.1	2.5%	19.7%
Interest expense
Checking accounts	46.6	64.7	58.4	-9.9%	25.2%
Time deposits	606.3	926.1	938.5	1.3%	54.8%
Savings deposits	412.7	542.2	617.0	13.8%	49.5%
Total interest expenses on deposits	1,065.6	1,533.1	1,613.9	5.3%	51.5%
Borrowings	511.7	594.4	694.5	16.8%	35.7%
Interbank borrowings and overnight funds	120.5	177.4	76.1	-57.1%	-36.9%
Borrowings from banks and others	95.5	113.4	206.6	82.1%	116.4%
Bonds	295.7	303.6	411.8	35.7%	39.3%
Borrowings from development entities	31.8	54.7	(2.8)	-105.2%	-109.0%
Total interest expense	1,609.1	2,182.2	2,305.5	5.6%	43.3%
Net interest income	2,251.2	2,324.4	2,314.6	-0.4%	2.8%

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 2.8% to Ps 2,314.6 for 4Q16 versus 4Q15 and decreased by 0.4% versus 3Q16. The increase versus 4Q15 was derived from a 19.7% increase in total interest income and a 43.3% increase in total interest expense.

Our Net Interest Margin(1) was 5.5% for 4Q16, 5.8% in 3Q16, and 5.4% in 4Q15. Net Interest Margin on Loans was 6.4% for 4Q16, 6.8% in 3Q16 and 6.3% in 4Q15. On the other hand, our Net Investments Margin was 0.3% in 4Q16 versus 0.5% in 3Q16 and 1.0% in 4Q15.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 5.9% for 4Q16, 6.1% in 3Q16, and 5.7% in 4Q15. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 7.0% for 4Q16, 7.0% in 3Q16 and 6.6% in 4Q15.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 36.3% to Ps 781.5 billion for 4Q16 versus 4Q15 and increased by 23.7% versus 3Q16. The increase was mainly attributable to a 40.1% rise in impairment loss on loans and accounts receivable, which was partly explained by a deterioration in our 90 days past due consumer loans and Ps 39.8 billion in provisions from Electricaribe and Ps 9.3 billion related with Bogotá’s massive transportation system.

On February 22, 2017 Concesionaria Ruta del Sol (CRDS) and Agencia Nacional de Infraestructura (ANI) signed an agreement to early terminate and liquidate the Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol, in which Episol S.A.S., a wholly owned affiliate of Corficolombiana, has a minority stake of 32%. After the agreement was reached and a potential value for liquidation became public, Episol S.A.S. conducted an impairment analysis on its investment in CRDS. This analysis evidenced the need to register a Ps 6.0 billion impairment loss on investments in debt and equity securities.

Impairment loss on financial assets, net	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Impairment loss on loans and accounts receivable	615.0	695.7	861.9	23.9%	40.1%
Recovery of charged-off assets	(55.6)	(71.0)	(108.8)	53.3%	95.8%
Impairment loss on other financial assets	13.7	7.2	28.4	N.A.	106.9%
Impairment loss on financial assets, net	573.2	631.9	781.5	23.7%	36.3%

Our annualized cost of risk was 2.3% for 4Q16, 1.9% for 3Q16 and 1.8% for 4Q15. Net of recoveries of charged-off assets our ratio was 2.0% for 4Q16, 1.7% for 3Q16, and 1.6% for 4Q15. When adjusting for the effect of the particular clients mentioned above, cost of risk for 4Q16 would have been 1.9%.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.4% for 4Q16, 5.6% for 3Q16 and 5.5% for 4Q15.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

3. Non-interest income

3.1 Net income from commissions and fees

Net income from commissions and fees increased by 8.4% to Ps 1,121.8 for 4Q16 versus 4Q15 and by 6.3% in the quarter. Income from commissions and fees increased by 8.4% to Ps 1,284.0 billion in 4Q16 versus 4Q15 and by 6.3% in the quarter. Excluding FX, net income from commissions increased 9.2% and 5.3%.

Total non-interest income	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Income from commissions and fees
Banking fees(1)	889.7	878.7	911.8	3.8%	2.5%
Trust and portfolio management activities	57.8	70.5	130.2	84.7%	125.4%
Pension and severance fund management	193.1	211.0	193.2	-8.4%	0.0%
Bonded warehouse services	44.0	47.8	48.8	2.0%	11.0%
Total income from commissions and fees	1,184.6	1,208.1	1,284.0	6.3%	8.4%
Expenses for commissions and fees	149.7	152.5	162.3	6.4%	8.4%
Net income from commissions and fees	1,034.9	1,055.6	1,121.8	6.3%	8.4%

Net trading income	236.7	153.2	237.7	55.2%	0.4%
Net income from financial instruments designated at fair value	38.3	43.5	50.5	16.1%	31.9%

Other income (expense)
Foreign exchange gains (losses), net	23.4	136.4	(15.7)	-111.5%	-166.8%
Net gain on sale of investments	74.3	18.5	5.2	-71.6%	-92.9%
Gain on the sale of non-current assets held for sale	3.4	4.6	4.3	-6.8%	24.3%
Income from non-consolidated investments(2)	65.3	66.4	(65.4)	-198.5%	N.A
Net gains on asset valuations	-	(0.7)	53.9	N.A	N.A
Income from non-financial sector, net	256.1	224.2	273.8	22.1%	6.9%
Other operating income	187.7	124.7	318.5	155.4%	69.7%
Total other income (expense)	610.2	574.0	574.7	0.1%	-5.8%

Total non-interest income	1,920.1	1,826.3	1,984.7	8.7%	3.4%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes equity method and dividends

3.2 Other income (expense)

Total other income (expense) for 4Q16 totaled Ps 574.7 billion decreasing by 5.8% versus 4Q15 and increasing by 0.1% versus 3Q16. It is important to point out that equity method for 4Q16 was strongly impacted by an impairment on Episol’s investment in CRDS. The impairment analysis evidenced the need to register an impairment in the amount of Ps 96.3 billion through equity method line, reversing 9 months of income.

4. Other expenses

Total other expenses for 4Q16 totaled Ps 2,198.7 billion increasing by 9.8% versus 4Q15 and by 9.0% versus 3Q16. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 52.1% in a cost to income basis in 4Q16 from the 45.9% achieved in 3Q16 and from 47.1% in 4Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 3.8% in 4Q16 from 3.4% in 3Q16 and 3.5% in 4Q15.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 4Q16, non-controlling interest in the income statement was Ps 348.1 billion, showing a 16.3% decrease versus 4Q15 and a 9.6% increase versus 3Q16. The ratio of non-controlling interest to income before non-controlling interest was 45.6% in 4Q16, 36.4% in 3Q16 and 39.8% in 4Q15.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,446.7 billion (Ps 736.0 billion of bank debt and Ps 710.8 billion of bonds denominated in Colombian pesos) as of December 31st, 2016. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1,000 million) bonds under its respective indentures. As of December 31st, 2016 the total amount outstanding of such bonds was USD 1.0 billion, or Ps 3,000.7 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,876.3 billion of total liquid assets and a total gross indebtedness of Ps 4,467.0 billion (Ps 4,415.7 billion when excluding accrued interests payable) and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,590.8 billion as of December 31st, 2016:

Total liquid assets as of December 31, 2016
Cash and cash equivalents	446.9
Fixed income investments	122.7
Callable Senior loans to subsidiaries	1,306.7
Total liquid assets	1,876.3

As of December 31st, 2016 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.15x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Double leverage (1)	1.24x	1.24x	1.15x	-0.1	-0.1
Net debt / Core earnings (2)(3)	4.1x	4.4x	2.8x	-1.6	-1.3
Net debt / Cash dividends (2)(3)	4.9x	5.2x	3.5x	-1.7	-1.4
Core Earnings / Interest Expense (2)	4.0x	3.2x	4.1x	0.9	0.1

The improvement shown in our debt service coverage and leverage ratios reflect the impact of the Make-whole Redemption of our $US 600 million Senior Notes issued in year 2012 with a maturity date of February 2017, which were redeemed prior to maturity on November 28, 2016.

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments. Banco AV Villas pays declared dividends in one installment per semester in the second and fourth quarters; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments.

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

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Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q15	3Q16	4Q16	Δ
				4Q16 vs. 3Q16	4Q16 vs. 4Q15

Cash and cash equivalents	22,285.0	21,913.1	22,193.0	1.3%	-0.4%

Financial assets held for investment
Debt securities	3,061.9	2,262.8	2,343.9	3.6%	-23.4%
Equity securities	1,521.3	1,891.1	1,747.6	-7.6%	14.9%
Derivative instruments	1,025.0	792.5	502.2	-36.6%	-51.0%
Total financial assets held for trading through profit or losses	5,608.2	4,946.4	4,593.7	-7.1%	-18.1%
Debt securities	18,987.4	16,944.1	17,662.7	4.2%	-7.0%
Equity securities	697.6	754.8	729.8	-3.3%	4.6%
Total available for sale financial assets	19,684.9	17,698.9	18,392.5	3.9%	-6.6%
Investments held to maturity	2,395.3	2,388.6	2,570.5	7.6%	7.3%
Other financial assets at fair value through profit or losses	1,891.7	2,022.2	2,072.7	2.5%	9.6%
Total financial assets held for investment	29,580.1	27,056.0	27,629.4	2.1%	-6.6%

Loans and receivables
Commercial loans and leases	89,498.1	88,318.8	93,149.2	5.5%	4.1%
Commercial loans and leases	85,413.2	85,071.5	89,579.6	5.3%	4.9%
Interbank & overnight funds	4,085.0	3,247.3	3,569.6	9.9%	-12.6%
Consumer loans and leases	42,230.5	44,663.3	46,928.0	5.1%	11.1%
Mortgages and housing leases	13,418.1	13,937.3	14,683.5	5.4%	9.4%
Microcredit loans and leases	399.3	396.9	399.4	0.6%	0.0%
Total loans and leases operations and receivables portfolio	145,546.0	147,316.3	155,160.2	5.3%	6.6%
Allowance for impairment of loans and receivables	(3,718.3)	(4,024.6)	(4,261.4)	5.9%	14.6%
Total loans and receivables, net	141,827.7	143,291.8	150,898.7	5.3%	6.4%

Other accounts receivable	3,202.2	3,520.6	3,524.6	0.1%	10.1%
Hedging derivatives	33.7	384.9	128.5	-66.6%	N.A.
Non-current assets held for sale	199.5	195.7	259.5	32.6%	30.1%
Investments in associates and joint ventures	927.6	1,006.1	1,146.6	14.0%	23.6%

Own-use property, plant and equipment, net	5,735.6	5,993.3	5,899.2	-1.6%	2.9%
Investment properties	538.2	567.2	612.3	7.9%	13.8%
Biological assets	240.2	276.0	48.0	-82.6%	-80.0%
Tangible assets	6,514.0	6,836.5	6,559.5	-4.1%	0.7%

Goodwill	7,056.0	6,635.4	6,824.9	2.9%	-3.3%
Concession arrangements rights	2,390.7	2,453.4	2,805.3	14.3%	17.3%
Other intangible assets	612.9	717.6	735.0	2.4%	19.9%
Intangible assets	10,059.6	9,806.5	10,365.3	5.7%	3.0%

Current	564.7	1,017.3	584.2	-42.6%	3.4%
Deferred	920.5	757.8	195.0	-74.3%	-78.8%
Income tax assets	1,485.2	1,775.2	779.1	-56.1%	-47.5%

Other assets	564.7	585.3	589.4	0.7%	4.4%
Total assets	216,679.3	216,371.4	224,073.7	3.6%	3.4%

Derivative instruments held for trading	1,143.2	895.0	640.7	-28.4%	-44.0%
Total financial liabilities at fair value	1,143.2	895.0	640.7	-28.4%	-44.0%

Deposits from clients at amortized cost	135,954.6	136,157.3	143,887.1	5.7%	5.8%
Checking accounts	33,430.7	28,298.9	34,978.2	23.6%	4.6%
Time deposits	51,777.4	58,355.2	58,006.1	-0.6%	12.0%
Savings deposits	50,298.1	49,070.6	50,573.9	3.1%	0.5%
Other deposits	448.5	432.6	328.8	-24.0%	-26.7%
Financial obligations	44,792.6	42,701.4	42,790.6	0.2%	-4.5%
Interbank borrowings and overnight funds	9,474.9	9,656.7	6,315.7	-34.6%	-33.3%
Borrowings from banks and others	18,750.6	15,704.2	17,906.6	14.0%	-4.5%
Bonds	16,567.1	17,340.5	18,568.2	7.1%	12.1%
Borrowings from development entities	2,506.6	2,664.8	2,725.7	2.3%	8.7%
Total financial liabilities at amortized cost	183,253.9	181,523.5	189,403.3	4.3%	3.4%

Hedging derivatives	337.7	29.1	43.4	49.2%	-87.1%

Litigation	148.3	157.8	155.7	-1.3%	5.0%
Other provisions	451.9	530.1	464.6	-12.3%	2.8%
Provisions	600.2	687.8	620.4	-9.8%	3.4%

Current	669.7	986.1	405.1	-58.9%	-39.5%
Deferred	1,222.4	1,908.6	1,246.8	-34.7%	2.0%
Income tax liabilities	1,892.1	2,894.7	1,651.9	-42.9%	-12.7%
Employee benefits	1,022.3	1,135.8	1,097.6	-3.4%	7.4%
Other liabilities	5,523.5	5,425.7	5,957.2	9.8%	7.9%
Total liabilities	193,773.0	192,591.6	199,414.5	3.5%	2.9%

Equity attributable to owners of the parent company	14,567.6	15,150.5	15,601.6	3.0%	7.1%
Non-controlling interests	8,338.7	8,629.4	9,057.7	5.0%	8.6%
Total equity	22,906.3	23,779.8	24,659.2	3.7%	7.7%

Total liabilities and equity	216,679.3	216,371.4	224,073.7	3.6%	3.4%

17

Report of 4Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2015	YTD 2016	Δ	4Q15	3Q16	4Q16	Δ
			2016 vs. 2015				4Q16 vs. 3Q16	4Q16 vs. 4Q15
Interest income
Loan portfolio interest	13,004.1	16,665.5	28.2%	3,572.4	4,290.3	4,423.9	3.1%	23.8%
Interests on investments in debt securities	1,071.5	881.5	-17.7%	287.9	216.3	196.2	-9.3%	-31.8%
Total interest income	14,075.6	17,547.0	24.7%	3,860.3	4,506.7	4,620.1	2.5%	19.7%

Interest expense
Checking accounts	183.2	258.9	41.3%	46.6	64.7	58.4	-9.9%	25.2%
Time deposits	2,222.8	3,413.5	53.6%	606.3	926.1	938.5	1.3%	54.8%
Savings deposits	1,426.2	2,139.8	50.0%	412.7	542.2	617.0	13.8%	49.5%
Total interest expenses on deposits	3,832.2	5,812.3	51.7%	1,065.6	1,533.1	1,613.9	5.3%	51.5%

Borrowings	1,795.5	2,424.1	35.0%	511.7	594.4	694.5	16.8%	35.7%
Interbank borrowings and overnight funds	340.6	570.2	67.4%	120.5	177.4	76.1	-57.1%	-36.9%
Borrowings from banks and others	413.8	575.7	39.1%	95.5	113.4	206.6	82.1%	116.4%
Bonds	1,041.1	1,278.3	22.8%	295.7	303.6	411.8	35.7%	39.3%
Borrowings from development entities	123.7	156.0	26.1%	31.8	54.7	(2.8)	-105.2%	-109.0%
Total interest expense	5,751.5	8,392.4	45.9%	1,609.1	2,182.2	2,305.5	5.6%	43.3%
Net interest income	8,324.1	9,154.6	10.0%	2,251.2	2,324.4	2,314.6	-0.4%	2.8%

Impairment loss on financial assets
Impairment loss on loans and accounts receivable	2,127.7	3,004.2	41.2%	615.0	695.7	861.9	23.9%	40.1%
Recovery of charged-off assets	(219.7)	(290.4)	32.2%	(55.6)	(71.0)	(108.8)	53.3%	95.8%
Impairment loss on other financial assets	32.2	113.9	N.A.	13.7	7.2	28.4	N.A.	106.9%
Impairment loss on financial assets, net	1,940.2	2,827.7	45.7%	573.2	631.9	781.5	23.7%	36.3%
Net interest income, after impairment loss on financial assets	6,383.9	6,326.9	-0.9%	1,678.0	1,692.5	1,533.1	-9.4%	-8.6%

Income from commissions and fees
Banking fees(1)	3,095.3	3,593.3	16.1%	889.7	878.7	911.8	3.8%	2.5%
Trust activities	233.9	275.7	17.9%	57.8	70.5	130.2	84.7%	125.4%
Pension and severance fund management	787.7	824.1	4.6%	193.1	211.0	193.2	-8.4%	0.0%
Bonded warehouse services	167.3	186.1	11.2%	44.0	47.8	48.8	2.0%	11.0%
Total income from commissions and fees	4,284.2	4,879.2	13.9%	1,184.6	1,208.1	1,284.0	6.3%	8.4%
Expenses for commissions and fees	621.9	608.5	-2.2%	149.7	152.5	162.3	6.4%	8.4%
Net income from commissions and fees	3,662.3	4,270.7	16.6%	1,034.9	1,055.6	1,121.8	6.3%	8.4%

Net trading income	245.2	724.7	195.6%	236.7	153.2	237.7	55.2%	0.4%
Net income from financial instruments designated at fair value	153.1	181.0	18.2%	38.3	43.5	50.5	16.1%	31.9%

Other income (expense)
Foreign exchange gains (losses), net	457.9	517.9	13.1%	23.4	136.4	(15.7)	-111.5%	-166.8%
Net gain on sale of investments	79.2	210.4	165.5%	74.3	18.5	5.2	-71.6%	-92.9%
Gain on the sale of non-current assets held for sale	26.2	28.4	8.3%	3.4	4.6	4.3	-6.8%	24.3%
Income from non-consolidated investments(2)	264.0	168.8	-36.1%	65.3	66.4	(65.4)	-198.5%	N.A
Net gains on asset valuations	-	53.6	N.A	-	(0.7)	53.9	N.A	N.A
Income from non-financial sector, net	838.6	923.4	10.1%	256.1	224.2	273.8	22.1%	6.9%
Other operating income	723.4	697.0	-3.6%	187.7	124.7	318.5	155.4%	69.7%
Total other income (expense)	2,389.3	2,599.5	8.8%	610.2	574.0	574.7	0.1%	-5.8%

Other expenses
Loss on the sale of non-current assets held for sale	0.0	7.7	N.A.	(0.0)	2.5	1.5	-40.6%	N.A
Personnel expenses	3,111.3	3,531.1	13.5%	855.0	862.8	927.4	7.5%	8.5%
General and administrative expenses	3,878.8	4,409.2	13.7%	1,022.9	983.9	1,146.4	16.5%	12.1%
Depreciation and amortization	488.2	480.8	-1.5%	135.3	121.4	147.2	21.3%	8.8%
Other operating expenses	130.8	100.0	-23.5%	(10.8)	46.6	(23.8)	-151.2%	119.7%
Total other expenses	7,609.1	8,528.8	12.1%	2,002.4	2,017.1	2,198.7	9.0%	9.8%

Income before income tax expense	5,224.7	5,573.9	6.7%	1,595.7	1,501.7	1,319.2	-12.2%	-17.3%
Income tax expense	1,879.0	2,056.9	9.5%	443.6	537.1	476.6	-11.3%	7.4%
Income from continued operations	3,345.7	3,517.0	5.1%	1,152.1	964.7	842.5	-12.7%	-26.9%
Income from discontinued operations	-	0.1	-	-	0.1	0.0	-	-
Net income before non-controlling interest	3,345.7	3,516.9	5.1%	1,152.1	964.6	842.5	-12.7%	-26.9%
Non-controlling interest	1,304.3	1,377.1	5.6%	458.7	350.6	384.1	9.6%	-16.3%
Net income attributable to the owners of the parent company	2,041.4	2,139.9	4.8%	693.4	613.9	458.4	-25.3%	-33.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes equity method and dividends

18

Item 2

1 IFRS 4 Q16 Consolidated Earnings Results

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and in the United States, registered with Colombia's National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission ("SEC"). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a "foreign private issuer" under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first, second, third and fourth quarter of 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

2

3 Highlights (1/2) The following are the main highlights of our FY2016 and 4Q16 results under IFRS: • Attributable net income for the year was Ps 2,139.9 billion or 96 pesos per share, 4.8% more than the result of 2015. Excluding the one - time attributable wealth tax payment, attributable net income for the year was Ps 2,318.7 billion or 104 pesos per share. Attributable net income for the quarter was Ps 458.4 billion pesos or 21 pesos per share. This quarter’s attributable net income was negatively impacted by relevant impairment expenses on loans and investments that will be explained in detail in the presentation. • During 2016, our total gross loans, excluding interbank and overnight funds, grew by 7.2%, or 8.7% excluding exchange rate movements. Most of this growth occurred during the last quarter when gross loans grew by 5.2%. During the year commercial loans’ growth was negatively impacted as many borrowers placed on hold their loan applications until the uncertainty surrounding the fiscal reform was removed, which only happened on December 31 st . In general, loan growth was driven by consumer loans and by mortgages. • Deposits grew by 5.8% in the last twelve months, or 7.3% in absence of the year’s exchange rate movements. Deposits grew by 5.7% in the quarter, outpacing the growth of our loan book during the period. • The ratio of Deposits to Net Loans closed at 0.95x in December 31, 2016, unchanged when compared with this same ratio on September 30, 2016 and only slightly changed when compared to this same ratio (0.96x) at the end of December 31, 2015. • Our liquidity position remains strong when measured by cash and cash equivalents to deposits, which closed the year at 15.4%, slightly less than the 16.1% observed at September 30, 2016. • Because, for purposes of calculating our NIM’s, 5% of our total funding is more expensive funding obtained by the non - financial sector subsidiaries mainly of Corficolombiana while our earning assets are almost exclusively the banks’ assets, starting this quarter, we will add to our regular presentation an additional breakout to distinguish the financial sector NIM from the consolidated NIM; as in the past, consolidated NIM includes earning assets and funding costs for both our financial and non - financial subsidiaries. This additional information also helps to track the impact of Central Bank rate movements in our core business.

4 Highlights (2/2) • In 2016 we saw the NIM on Loans of our financial sector expanding by close to 30 bps from 6.6% to 6.9% partly as a result of a 243 bps increase in the average Central Bank rate from 4.7% during 2015 to 7.1% during 2016. Total NIM for our financial sector was 5.9% during 2016 versus 5.7% in 2015, largely due to a substantial decrease in the NIM on investments (financial sector), which decreased from 1.5% in 2015 to 0.7% in 2016 . • Our consolidated NIM on Loans (financial and non - financial sectors) was 6.6% in 2016 versus 6.3% in 2015; our consolidated NIM on investments (financial and non - financial sectors) was 0.6% in 2016 versus 1.3% in 2015. Our consolidated Total NIM was 5.6% in 2016 versus 5.4% in 2015. The 30 bps difference between the NIMs of our consolidated results and the NIMs of our financial sector subsidiaries mainly reflect the impact of the more expensive funding obtained by our non - financial consolidated subsidiaries, such as Promigas and our toll road concessions. This funding is usually of a much larger tenor. • Cost of risk for 2016 was 2.1% before recoveries and 1.9% after recoveries. These figures compare to 1.7% and 1.5% in 2015, and were affected by: i ) the general slowdown of the Colombian economy, ii) the Ps 86 billion impairment of the loans to Pacific Rubiales and the Ps 49 billion impairment to the loans to Electricaribe and mass transportation companies (SITP) in Bogotá. The Ps 49 billion impairments were both booked in the last quarter of 2016. In absence of these provisions, our cost of risk for 2016 would have been 2.0% (gross of recoveries) and 1.8% (net of recoveries). • Fee Income as a percentage of total operating income remained strong during 2016 at 26.3%, slightly improving when compared to the 26.1% observed during 2015 . • Our consolidated efficiency ratio, measured as cost to income, was 47.3% in 2016, slightly improving from the 47.6% for 2015. During 4Q2016 we saw a spike in our efficiency ratio due to an increase in IT and marketing expenses in connection with our banks’ digital banking strategies as well as expenses in Central America associated with the sale of BAC’s credit card operation in Mexico. • As of December 31, 2016, all our banks showed appropriate Tier 1 capital ratios (between 9.0% and 10.3%), levels with which we feel comfortable to support expected growth during this year. • During 2016, excluding the effect of the wealth tax, our return on average assets and our return on average equity were 1.7% and 15.5%; including this non - recurrent expense our figures would have been 1.6% and 14.3%.

5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account (% of GDP, quarterly) Source : Banrep and DANE . Macroeconomic context – Colombia (1/3) 2.0 2.5 3.0 3.5 4.0 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 2017E 2018E 2.3 3.0 (3.1%) (3.2%) (10.0%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% dic.-01 dic.-02 dic.-03 dic.-04 dic.-05 dic.-06 dic.-07 dic.-08 dic.-09 dic.-10 dic.-11 dic.-12 dic.-13 dic.-14 dic.-15 dic.-16 Trade balance Current Account Deficit 13.6% 12.5% 12.1% 11.1% 10.8% 11.9% 11.7% 9.8% 9.6% 8.4% 8.7% 8.6% 8.7% 2011 2012 2013 2014 2015 2016 2017 Unemployment as of January of each period Unemployment as of December of each period

6 Inflation (%) Source: Banrep Source : Banrep . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banrep and DANE Central Bank’s Monetary Policy Macroeconomic context – Colombia (2/3) 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 6.77 8.60 5.75 1.5 2.5 3.5 4.5 5.5 6.5 7.5 8.5 9.5 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 12-month inflation Lower target range Upper target range Feb - 17: 5.18% 2016: 2.0% 2015: 3.1% 2014: 4.4% 1.6% 5.18% 7.00% 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Real GDP growth Inflation Colombian Central Bank's Interest rate 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 6.65% 7.00% 6.33%

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2016) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 4Q15 3Q16 4Q16 4Q16 vs. 3Q16 4Q16 vs. 4Q15 Average 3,061.74 2,948.97 3,016.07 2.28% - 1.49% End of period 3,149.47 2,880.08 3,000.71 4.19% - 4.72% Macroeconomic context – Colombia (3/3) 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 WTI (US$ - Lhs) COP Exchange Rate 60 70 80 90 100 110 120 130 140 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand

8 8.7% 7.4% 6.9% 10.9% 9.1% 12.1% 8.2% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua 3.9% 6.2% 4.7% 2.8% 4.0% 3.2% 1.9% 4.1% 5.7% 4.3% 4.3% 3.7% 3.7% 2.4% Central America Panama Costa Rica Nicaragua Guatemala Honduras El Salvador Real GDP CAGR ’12 - ’15E Real GDP CAGR ’15 - ’18E Macroeconomic context – Central America (1/2) Source: IMF; (1) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, last twelve months as of November 2016 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies (1) 1.75% 3.00% 5.50% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 CR GU HO

9 Macroeconomic context – Central America (2/2) Illegal Migrants in USA (% Total Origin Country Pop) Total Illegal Migrants (thousands) Total Migrants in USA (thousands) Total Remittances ($MM) Remittances / Migrant Guatemala 4.5% 723 916 5,962 6,511 Honduras 4.2% 337 588 3,195 5,431 El Salvador 7.6% 465 1,315 3,912 2,973 16.4% 16.0% 15.8% 16.4% 16.3% 16.8% 16.6% 15.9% 17.8% 16.6% 10.4% 10.0% 9.2% 9.5% 9.5% 9.4% 9.9% 10.4% 11.4% 10.3% 16.9% 16.5% 15.8% 15.6% 16.7% 17.2% 17.8% 17.4% 18.7% 18.9% 2009 2010 2011 2012 2013 2014 2015 Mar-16 Jun-16 Sep-16 ES GU HO Source: Migration Policy Institute, Banco Mundial, Central Banks and Statistic Institutions of each country Remittances from USA to North Triangle (2014) Total Remittances as % of GDP

10 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 216.7 216.4 224.1 4Q15 3Q16 4Q16 4Q16 / 4Q15 = 3.4% 4Q16 / 3Q16 = 3.6% 4Q16 / 4Q15 = 4.9% 4Q16 / 3Q16 = 2.4% Growth excl. FX movement of Central American Operations 65.5% 11.3% 1.5% 21.8% Net loans and leases Fixed income investments Unconsolidated equity investments Other 65.5% 11.3% 1.5% 21.8% 4Q15 67.3% 10.1% 1.6% 21.0% 4Q16 Colombian operations , 70.4% Foreign (1) , 29.6% Colombian operations , 72.3% Foreign (1) , 27.7% Colombian operations , 71.0% Foreign (1) , 29.0% 66.2% 10.0% 1.7% 22.1% 3Q16 (2)

11 Loans Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations 141.5 144.1 151.6 4Q15 3Q16 4Q16 4Q16 / 4Q15 = 7.2% 4Q16 / 3Q16 = 5.2% 4Q16 / 4Q15 = 8.7% 4Q16 / 3Q16 = 4.0% Growth excl. FX movement of Central American Operations 60.4% 59.0% 59.1% 29.9% 31.0% 31.0% 9.5% 9.7% 9.7% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 4.9% 11.1% 9.4% 0.0% 5.9% 13.0% 12.9% 0.0% 4Q16 / 4Q15 4Q15 3Q16 4Q16 141.5 144.1 151.6 Gross loans

12 Loan portfolio quality 0.5x 0.7x 0.9x 4Q15 3Q16 4Q16 Charge offs / Average NPLs 2.6% 2.8% 2.8% 1.6x 1.4x 1.4x 1.0x 0.9x 1.0x 4Q15 3Q16 4Q16 Allowances / NPLs Allowance / 30+ PDLs Allowance / Gross loans 2.7% 3.1% 3.0% 1.7% 1.9% 2.0% 4Q15 3Q16 4Q16 30 days PDLs / Total loans NPLs / Total loans 1.8% 1.9% 2.3% 1.6% 1.7% 2.0% 4Q15 3Q16 4Q16 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans (1) 30 days PDLs and NPLs include interest account receivables. (2) NPL defined as loans more than 90 days past due (1) 30 days PDLs and NPLs include interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1) Cost of risk excluding effect of impairment loss on loans to Electricaribe S.A. E.S.P and clients related to Bogotá D.C’s mass transportation system (SITP ) during 4Q2016. FY2016 results also exclude the impact of Pacific Rubiales ´ impairment . 2.2% 1.9% FY15 FY16 0.8x 0.9x Impairment loss / Average loans Impairment loss , net / Average loans FY15 FY16 1.7% 2.1% 1.5% 1.9% 2.0% 1.8% Cost of Risk

13 Loan portfolio quality 4Q15 3Q16 4Q16 4Q15 3Q16 4Q16 Commercial 1.9% 2.3% 2.1% 1.5% 1.8% 1.8% Consumer 4.0% 4.5% 4.4% 2.0% 2.2% 2.3% Mortgages 3.0% 3.3% 3.1% 1.6% 1.7% 1.7% Microcredit 11.4% 13.5% 14.1% 7.2% 9.0% 9.4% Total loans 2.7% 3.1% 3.0% 1.7% 1.9% 2.0% Past due loans (1) Non-performing loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) NPL defined as loans more than 90 days past due including interest accounts receivable 4Q15 1Q16 2Q16 3Q16 4Q16 Initial PDLs 3,865 3,761 4,252 4,203 4,432 New PDLs 191 1,057 627 716 678 Charge-offs (295) (566) (675) (487) (627) Final PDLs 3,761 4,252 4,203 4,432 4,484 Figures in Ps. Billions FY15 FY16 2,132 3,078 (1,636) (2,355)

14 Funding Figures in Ps. Trillions 4Q15 3Q16 4Q16 Others 0.3% 0.3% 0.2% Time deposits 38.1% 42.9% 40.3% Checking accounts 24.6% 20.8% 24.3% Savings accounts 37.0% 36.0% 35.1% Total deposits 4Q16 / 4Q15 = 5.8% 4Q16 / 3Q16 = 5.7% 136.0 136.2 143.9 Deposit composition 4Q16 / 4Q15 = 7.3% 4Q16 / 3Q16 = 4.5% Growth excl. FX movement of Central American Operations 4Q15 3Q16 4Q16 Interbank borrowings 5.2% 5.3% 3.3% Long term bonds 9.0% 9.6% 9.8% Banks and others 11.6% 10.1% 10.9% Deposits 74.2% 75.0% 76.0% Total funding 183.3 181.5 189.4 Funding composition 4Q16 / 4Q15 = 3.4% 4Q16 / 3Q16 = 4.3% 4Q16 / 4Q15 = 4.8% 4Q16 / 3Q16 = 3.2% Growth excl. FX movement of Central American Operations 0.96x 0.95x 0.95x 4Q15 3Q16 4Q16 Deposits / Net loans (%) 16.4% 16.1% 15.4% 4Q15 3Q16 4Q16 Cash / Deposits (%)

15 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 4Q15 3Q16 4Q16 Minority interest 8.3 8.6 9.1 Attributable equity 14.6 15.2 15.6 4Q16 / 4Q15 = 7.7% 4Q16 / 3Q16 = 3.7% 22.9 23.8 24.7 14.6 15.2 15.6 4Q15 3Q16 4Q16 Attributable shareholders equity 4Q16 / 3Q16 = 3.0% 4Q16 / 4Q15 = 7.1% Total equity / Assets Tangible capital ratio (1) 10.6% 11.0% 11.0% 7.3% 7.9% 7.9% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. 4Q153Q164Q16 4Q153Q164Q16 4Q153Q164Q16 4Q153Q164Q16 Primary capital (Tier 1) 9.4 9.5 9.0 9.6 10.4 10.2 10.6 9.6 9.3 10.6 10.5 10.3 Solvency Ratio 13.6 14.4 13.9 11.0 12.9 12.8 11.2 9.7 11.1 10.9 11.5 11.5

16 NIM – Net Interest Margin (1/3) Composition of Interest Earning Assets 99.7% 99.6% 99.6% 99.5% 99.1% 0.3% 0.4% 0.4% 0.5% 0.9% 4Q15 1Q16 2Q16 3Q16 4Q16 Financial Sector Non-Financial Sector + HoldCo Composition of funding 94.9% 94.9% 94.8% 94.8% 94.9% 5.1% 5.1% 5.2% 5.2% 5.1% 4Q15 1Q16 2Q16 3Q16 4Q16 Financial Sector Non-Financial Sector + HoldCo Calculated as composition of average balance for the period. Non - Financial Sector + HoldCo refers to companies from the non financial sector and the sum of Grupo Aval Acciones y Valores S.A. + 100% owned and guaranteed subsidiaries, net of eliminations.

17 5.4% 6.8% 7.1% 7.2% 8.0% 3.6% 4.1% 4.5% 4.8% 5.0% 3.5% 3.9% 4.4% 4.7% 4.8% 4Q15 1Q16 2Q16 3Q16 4Q16 10.1% 10.9% 11.2% 11.7% 11.9% 10.1% 10.9% 11.3% 11.9% 11.7% 9.0% 10.0% 11.0% 12.0% 13.0% 4Q15 1Q16 2Q16 3Q16 4Q16 NIM – Net Interest Margin (2/3) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 6.6% 7.0% 6.8% 7.1% 7.1% 6.5% 6.9% 6.8% 7.1% 6.7% 6.0% 6.5% 7.0% 7.5% 4Q15 1Q16 2Q16 3Q16 4Q16 Financial Sector Consolidated FY15 FY16 10.0% 11.4% 10.0% 11.4% Financial Sector Consolidated FY15 FY16 3.3% 4.4% 6.0% 7.3% 3.5% 4.6% Financial Sector Non Financial Sector Consolidated FY15 FY16 6.6% 7.0% 6.5% 6.9% Financial Sector Consolidated

18 6.6% 6.9% 6.8% 7.0% 7.0% 6.3% 6.6% 6.5% 6.8% 6.4% 4Q15 1Q16 2Q16 3Q16 4Q16 NIM – Net Interest Margin (3/3) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 5.7% 5.9% 5.8% 6.1% 5.9% 5.4% 5.6% 5.6% 5.8% 5.5% 4Q15 1Q16 2Q16 3Q16 4Q16 1.4% 1.2% 1.0% 1.1% - 0.4% 1.0% 1.0% 0.8% 0.5% 0.3% 4Q15 1Q16 2Q16 3Q16 4Q16 Financial Sector Consolidated 4Q15 3Q16 4Q16 4Q16 / 4Q15 4Q16 / 3Q16 2.3 2.5 2.4 5.3% -2.9% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. FY15 FY16 5.7% 5.9% 5.4% 5.6% Financial Sector Consolidated FY15 FY16 6.6% 6.9% 6.3% 6.6% Financial Sector Consolidated FY15 FY16 1.5% 0.7% 1.3% 0.6% Financial Sector Consolidated

19 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . Other operating income 75.1% 72.7% 71.0% 4.9% 5.8% 10.1% 16.3% 17.5% 15.0% 3.7% 4.0% 3.8% 4Q15 3Q16 4Q16 Gross fee income Banking fees Trust and portfolio management activities Pension fees Other 1,184.6 1,208.1 1,284.0 4Q16 / 3Q16 = 6.3% 4Q16 / 4Q15 = 8.4% 4Q16 / 4Q15 = 9.2% 4Q16 / 3Q16 = 5.4% Growth excl. FX movement of Central American Operations 4Q15 3Q16 4Q16 Income from consolidated non-financial companies 256.1 224.2 273.8 Gains on valuation of assets 0.0 -0.7 53.9 Net income from financial instruments designated at fair value 38.3 43.5 50.5 Derivatives and foreign exchange gains (losses), net (1) 227.5 139.0 132.6 Income from non-consolidated investments and other (2) 330.7 214.2 262.6 Total other operating income 852.5 620.1 773.4

20 Efficiency ratio 47.1% 45.9% 52.1% 4Q15 3Q16 4Q16 3.5% 3.4% 3.8% 4Q15 3Q16 4Q16 Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses divided by average of total assets. (1) Efficiency for 1Q16 was calculated excluding the effect of Ps 267.7 billion of wealth tax paid during each period, respectively. When included, efficiency would have been 50.4 % and 3.9% as calculated relative to Grupo Aval’s assets. FY15 FY16 47.6% 47.3% 3.4% 3.5% Operating expenses / Total Income Operating expenses / Average Assets

21 693.4 613.9 458.4 4Q15 3Q16 4Q16 Net income attributable to controlling interest $31.1 $27.6 $20.6 EPS 22,281 22,281 22,281 Avg shares $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . ROAA for 1Q16 excludes the effect of Ps 267.7 billi (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Figures in Ps. Billions 2.2% 1.8% 1.5% 4Q15 3Q16 4Q16 ROAA (1) 2.0% 19.6% 16.2% 11.9% 4Q15 3Q16 4Q16 ROAE (2) 16.2% FY15 FY16 2,041.4 2,139.9 $91.6 $96.0 1.7% 1.6% 14.7% 14.3%

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel